Mail Stop 4561

August 7, 2007

Larry M. Reid
GlobalTel IP, Inc.
8000 North Federal Highway, Suite 100
Boca Raton, FL 33487

      Re: **GlobalTel IP, Inc.**
                Amendment No. 4 to Registration Statement on Form SB-2
                Filed on July 5, 2007
                File No. 333-135585

Dear Mr. Reid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked copy of your amendment.

<u>General</u>

1.   We refer to comment 3 of our letter dated May 4, 2007, in which we asked you to consider whether the registration statement should cover any resales to be conducted by shareholders of Interactive Media Technologies, Inc. ("IMT"). We have considered your response and are unable to concur with your reasoning. We would view any resale of your common stock by the IMT shareholders after the initial distribution to them as being subject to the registration and prospectus delivery requirements of the Securities Act of 1933. In the series of transactions you describe, it appears that the IMT shareholders will act as "underwriters" in a public distribution of GlobalTel common stock. As a consequence of their role in the creation of the public market for the shares and the distribution of the shares to members of the public through that distribution, it appears that the IMT shareholders would not be eligible to rely upon the Section 4(1) exemption that your response letter suggests you wish to rely upon.

We note your citation of Staff Legal Bulletin No. 4 and believe your reference to that bulletin is inapposite. That bulletin is explicitly inapplicable to spin-offs by non-reporting companies. In consideration of the foregoing, please revise your filing to provide for registration of the resale of the shares to be held by the IMT shareholders subsequent to the distribution. Your treatment of the IMT selling shareholders in the prospectus should be identical to your current treatment of the GlobalTel shareholders. As such, please provide selling shareholder information consistent with Item 507 of Regulation S-B with respect to the IMT shareholders. If that information is not available to you at this time, then please remove those shares from your registration statement until such time as that information becomes available to you. Also, please remove the statements in the prospectus which carve-out IMT from the fixed price restriction. Finally, we ask that you explicitly identify Mr. Williams and Mr. Albi as underwriters in your prospectus. Likewise, if Mr. Conti and Mr. Giuliano have introduced you to any selling shareholders, please also name these individuals as underwriters.

2.   In your response to comment 3 of our letter dated May 4, 2007, you state that you do not intend to register the common stock of GlobalTel under Section 12 of the Exchange Act. Provide a risk factor that informs potential investors that the common stock will not be registered under the Exchange Act. In that paragraph, explain the effect that this will have on the information available concerning the company and the regulatory framework that applies to its securities. For example, investors should understand that you will not be required to supply proxy or information statements that comply with Section 14 of the Exchange Act, that the beneficial ownership reports under Sections 13(d) and (g) and Section 16(a) of the Exchange Act will not be provided, and that officers, directors and beneficial owners will not be subject to the short-swing profits recovery provisions of paragraph 16(b) of the Exchange Act. Additionally, indicate that many of the tender offer regulations will not be applicable to the common stock, unless you register that class under the Exchange Act. In the response letter, please confirm your understanding that after effectiveness GlobelTel will be required to file annual, quarterly and interim reports until such time as you are exempt from filing by Section 15(d) or rules thereunder.

Management's Discussion and Analysis, page 23

3.   In the Results of Operations discussion concerning the most recently completed six months, you refer to pressure on rates you charge customers and the lower prices charged by competitors in the most recent period, compared to the previous one. Please expand to discuss in quantitative terms the changes in prices that have been experienced from period to period. Indicate the extent to which fluctuations in revenues from one period to the next has resulted from changes in prices as well as the change in revenues in each period that was a consequence of changes in the amounts sold.

4.   On page 26 you indicate that unless you are able to obtain substantial additional capital, you will be unable to continue to operate. Expand to state the dollar amount of capital that is required to enable you to operate in accordance with a described plan for future operations for a minimum period of 12 months from the

date of the prospectus. Also, describe the steps you have taken or propose to take to acquire funds for the minimum 12 months of operations, and discuss the potential effects on the planned operations in the event you are unable to raise the capital. The nature of your viable plan for operations during the next 12 months should be described. Additionally, please expand footnote three of your audited financial statements to discuss the company's capital needs and plans for capital formation, in quantitative terms, as well as its viable plan for future operations, providing such information at a time near the date of the audit opinion.

Our Business, page 27

5.   We note that a reseller in Kuwait contributed 23% of your revenue for the year ended September 30, 2006. Tell us the name of this reseller in your response letter. Ensure that the prospectus contains a materially complete description of the course of conduct with this principal customer, including disclosure of the terms of any contractual arrangement with the reseller. In your response letter, tell us whether there is a written agreement with this reseller. If so, please either file that agreement as a material contract or provide us with a reasonably detailed explanation of why you do not believe you are materially dependent upon that agreement. See Item 601(b)(10)(i)(B) of Regulation S-B.

Certain Transactions, page 48

6.   Please clarify your new disclosure regarding the stock transfer to Global Trading Inc. Describe the circumstances that led you to direct one of your stockholders to transfer shares of your common stock to a party not engaged in the asset sale, and explain why the stockholder agreed to do so. Please also explain how your stockholder, whose name you should disclose, transferred shares to an entity that had been dissolved in 1996, and explain the practical and legal significance to investors of the information received from Mr. Gene Williams.

7.   You describe various transactions with IMT under asset purchase agreements, a software support agreement and an office lease. In the prospectus, you also refer to call termination services that were provided to you on a wholesale basis by IMT. However, we are unable to locate information concerning these transactions in the related party transactions section of the filing. Please expand to provide a materially complete description of the transactions in which the wholesale call termination services were provided by the related party. Discuss the volumes and prices of the services provided in each of the two most recently completed fiscal years and in the subsequent interim period, and disclose the terms under which these transactions were conducted, as well as the parties' arrangement for the provision of such services in the future. If there is no written agreement for this arrangement, so state, and summarize the terms of the oral agreement.

The Selling Stockholders, page 51

8.   The first column entries for Mr. Natali, Mr. Albi, Mr. Conti, and Mr. Giuliano
        should include shares underlying their warrants, if the warrants are immediately
        exercisable, as disclosed on page 53. See Rule 13d-3. In your response letter, tell
        us why the exclusion of "derivative securities" from the beneficial ownership
        amounts described in footnote 1 is consistent with the requirements of that rule.

9.   Expand this section to provide a materially complete description of the
        transactions in which the selling stockholders acquired the securities offered
        under the registration statement. The dates of the transactions, the terms on which
        the securities were sold, and the nature of the securities purchased with respect to
        warrants should be provided. This descriptive information regarding the issuance
        transactions should be presented in a manner that identifies the specific investors
        to which it applies. Stating that the selling shareholders acquired the securities to
        be sold in private transactions fails to provide the materially complete information
        concerning those transactions that is required by Item 507 of Regulation S-B.

Plans of Distribution, page 52

10.   Please supplement your disclosure regarding the relevant provisions of the Florida
        Business Corporation Act. What is required is a full explanation of the impact
        that application of this act might have on prospective purchasers. In particular, if
        the distribution of shares to IMT shareholders is subsequently determined not to
        conform to the requirements of the Florida statute you identify, explain the
        potential effects on the recipients of the distribution as well as their transferees.
        Disclose whether you intend to obtain a solvency opinion prior to the distribution
        of the shares. Provide us with an analysis of why you do not believe risk factor
        disclosure regarding this matter is necessary.

Auditor's Report, page F-12

11.   We are considering the response to comment 1 of our letter dated May 4, 2007,
        and we may have further comment.

Major Supplier, page F-19

12.   We note the response to comment 13 of our letter dated May 4, 2007, however,
        the response should be prepared by the company instead of the auditors.
        Therefore, we are reissuing the comment for the company to address. We note
        that you have one major supplier which represents 100% of your cost of sales.
        Tell us and disclose the terms of any supply arrangement that you have with IMT.
        Describe the payment terms including who receives or collects payments from

customers or end-users. Indicate whether there are minimum levels of activity per year.

Revenue Recognition, page F-19

13.   We note the response to comment 14 of our letter dated May 4, 2007, however, the response should be prepared by the company instead of the auditors. Therefore, we are reissuing the comment for the company to address. You state that revenue is recognized as earned. Expand this disclosure to indicate when revenue is earned and realized (e.g., upon delivery). That is, confirm that all the criteria outlined in SAB 104 have been satisfied prior to recognizing revenue. Tell us and disclose the accounting literature that you apply. Clearly identify all the elements or deliverables provided to a customer (e.g., phones, services, support). In addition, disclose how service revenues are recognized and earned. The disclosure should indicate whether the company receives a transaction fee or a fixed fee. If a fixed fee is received, indicate how this fee is earned and how revenue is measured. Your response should also address EITF 99-19 to support gross revenue presentation. We may have further comments.

Note 8. Obligations under Operating Leases, page F-26

14.   We note the response to comment 15 of our letter dated May 4, 2007, however, the response should be prepared by the company instead of the auditors. Therefore, we are reissuing the comment for the company to address. We note that IMT also supplies the Company with certain administrative, billing, marketing and web site support and software support under a separate agreement. Tell us and disclose the terms of this arrangement including the fees for such services. Confirm that this agreement does not provide IMT with control over your company. Refer to EITF 97-2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at
(202) 551-3488 if you have questions regarding comments on the financial statements
and related matters. Please address all other questions to David L. Orlic at
(202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (309) 402-2342
        Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.